                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 4) (1)

                              Riverside Group, Inc.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   769 135 104
                                 (CUSIP Number)

                                  Gary M. Goltz
                            Imagine Investments, Inc.
                    8150 North Central Expressway, Suite 1901
                               Dallas, Texas 75206
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:

                               Sally A. Schreiber
                         Munsch Hardt Kopf & Harr, P.C.
                               4000 Fountain Place
                                1445 Ross Avenue

                               Dallas, Texas 75202
                                 (214) 855-7500

                                  June 25, 2002
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

CUSIP No. 769 135 104
-------------------------------------------------------------------------------
     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Imagine Investments, Inc.
         75-2709444
-------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
-------------------------------------------------------------------------------
     3)  SEC Use Only
-------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

         WC
-------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
         [_]
-------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------
     Number of             (7)  Sole Voting Power                      0
      Shares            -------------------------------------------------------
   Beneficially            (8)  Shared Voting Power                    0*
   Owned by Each        -------------------------------------------------------
 Reporting Person          (9)  Sole Dispositive Power                 0
       With             -------------------------------------------------------
                          (10)  Shared Dispositive Power               0*
-------------------------------------------------------------------------------
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person

         0*
-------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
         [X]
-------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

         0*
-------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

         CO
-------------------------------------------------------------------------------
* Does not include any of the shares of the Issuer pledged to Imagine Investments, Inc. (currently, 2,617,243 shares, or 54.9% of the outstanding common stock of the Issuer) or any shares of the Issuer owned by Wilson Financial Corporation (currently believed to be 2,543,553 shares, or 53.4% of the outstanding common stock of the Issuer). Imagine Investments, Inc. is the pledgee of 59.8% of the common stock and all of the preferred stock of Wilson Financial Corporation. See Item 3.

CUSIP No. 769 135 104
-------------------------------------------------------------------------------
     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Stone Investments, Inc.
         86-0740106
-------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
-------------------------------------------------------------------------------
     3)  SEC Use Only
-------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

         WC
-------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
         [_]
-------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------
     Number of               (7)  Sole Voting Power                      0
      Shares            -------------------------------------------------------
   Beneficially              (8)  Shared Voting Power                    0*
  Owned by Each         -------------------------------------------------------
 Reporting Person            (9)  Sole Dispositive Power                 0
       With             -------------------------------------------------------
                            (10)  Shared Dispositive Power               0*
-------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

         0*
-------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
         [X]
-------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

         0*
-------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

         HC, CO
-------------------------------------------------------------------------------
* Does not include any of the shares of the Issuer pledged to Imagine Investments, Inc. (currently, 2,617,243 shares, or 54.9% of the outstanding common stock of the Issuer) or any shares of the Issuer owned by Wilson Financial Corporation (currently believed to be 2,543,553 shares, or 53.4% of the outstanding common stock of the Issuer). Imagine Investments, Inc. is the pledgee of 59.8% of the common stock and all of the preferred stock of Wilson Financial Corporation. See Item 3.

CUSIP No. 769 135 104
-------------------------------------------------------------------------------
     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Stone Capital, Inc.
         75-2262907
-------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
-------------------------------------------------------------------------------
     3)  SEC Use Only
-------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

         WC
-------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
         [_]
-------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------
     Number of              (7)  Sole Voting Power                      0
      Shares             ------------------------------------------------------
   Beneficially             (8)  Shared Voting Power                    0*
  Owned by Each          ------------------------------------------------------
 Reporting Person           (9)  Sole Dispositive Power                 0
       With              ------------------------------------------------------
                           (10)  Shared Dispositive Power               0*
-------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

         0*
-------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
         [X]
-------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

         0*
-------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

         HC, CO
-------------------------------------------------------------------------------
* Does not include any of the shares of the Issuer pledged to Imagine Investments, Inc. (currently, 2,617,243 shares, or 54.9% of the outstanding common stock of the Issuer) or any shares of the Issuer owned by Wilson Financial Corporation (currently believed to be 2,543,553 shares, or 53.4% of the outstanding common stock of the Issuer). Imagine Investments, Inc. is the pledgee of 59.8% of the common stock and all of the preferred stock of Wilson Financial Corporation. See Item 3.

CUSIP No. 769 135 104
-------------------------------------------------------------------------------
     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Stone Holdings, Inc.
         75-2681508
-------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
-------------------------------------------------------------------------------
     3)  SEC Use Only
-------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

         WC
-------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
         [_]
-------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------
     Number of              (7)  Sole Voting Power                      0
      Shares             ------------------------------------------------------
   Beneficially             (8)  Shared Voting Power                    0*
  Owned by Each          ------------------------------------------------------
 Reporting Person           (9)  Sole Dispositive Power                 0
       With              ------------------------------------------------------
                           (10)  Shared Dispositive Power               0*
-------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

         0*
-------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

         [X]
-------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

         0*
-------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

         HC, CO
-------------------------------------------------------------------------------
* Does not include any of the shares of the Issuer pledged to Imagine Investments, Inc. (currently, 2,617,243 shares, or 54.9% of the outstanding common stock of the Issuer) or any shares of the Issuer owned by Wilson Financial Corporation (currently believed to be 2,543,553 shares, or 53.4% of the outstanding common stock of the Issuer). Imagine Investments, Inc. is the pledgee of 59.8% of the common stock and all of the preferred stock of Wilson Financial Corporation. See Item 3.

CUSIP No. 769 135 104
-------------------------------------------------------------------------------
     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         P.S.F. Holdings Limited Partnership
         75-2891070
-------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
-------------------------------------------------------------------------------
     3)  SEC Use Only
-------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

         WC
-------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
         [_]
-------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

         Texas
-------------------------------------------------------------------------------
     Number of              (7)  Sole Voting Power                      0
      Shares            -------------------------------------------------------
   Beneficially             (8)  Shared Voting Power                    0*
  Owned by Each         -------------------------------------------------------
 Reporting Person           (9)  Sole Dispositive Power                 0
       With             -------------------------------------------------------
                           (10)  Shared Dispositive Power               0*
-------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

         0*
-------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

         [X]
-------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

         0*
-------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

         HC, PN
-------------------------------------------------------------------------------
* Does not include any of the shares of the Issuer pledged to Imagine Investments, Inc. (currently, 2,617,243 shares, or 54.9% of the outstanding common stock of the Issuer) or any shares of the Issuer owned by Wilson Financial Corporation (currently believed to be 2,543,553 shares, or 53.4% of the outstanding common stock of the Issuer). Imagine Investments, Inc. is the pledgee of 59.8% of the common stock and all of the preferred stock of Wilson Financial Corporation. See Item 3.

CUSIP No. 769 135 104
-------------------------------------------------------------------------------
     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         The Marital Trust established pursuant to the provisions of
         Section 3 of Article 3 of the agreement establishing the
         James M. Fail Living Trust.
-------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
-------------------------------------------------------------------------------
     3)  SEC Use Only
-------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

         WC
-------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
         [_]
-------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

         Alaska
-------------------------------------------------------------------------------
     Number of               (7)  Sole Voting Power                      0
      Shares            -------------------------------------------------------
   Beneficially              (8)  Shared Voting Power                    0*
  Owned by Each         -------------------------------------------------------
 Reporting Person            (9)  Sole Dispositive Power                 0
       With             -------------------------------------------------------
                            (10)  Shared Dispositive Power               0*
-------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

         0*
-------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

         [X]
-------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

         0*
-------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

         HC, OO
-------------------------------------------------------------------------------
* Does not include any of the shares of the Issuer pledged to Imagine Investments, Inc. (currently, 2,617,243 shares, or 54.9% of the outstanding common stock of the Issuer) or any shares of the Issuer owned by Wilson Financial Corporation (currently believed to be 2,543,553 shares, or 53.4% of the outstanding common stock of the Issuer). Imagine Investments, Inc. is the pledgee of 59.8% of the common stock and all of the preferred stock of Wilson Financial Corporation. See Item 3.

CUSIP No. 769 135 104
-------------------------------------------------------------------------------
     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         James M. Fail Living Trust
-------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
-------------------------------------------------------------------------------
     3)  SEC Use Only
-------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

         WC
-------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
         [_]
-------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

         Alaska
-------------------------------------------------------------------------------
     Number of               (7)  Sole Voting Power                      0
      Shares            -------------------------------------------------------
   Beneficially              (8)  Shared Voting Power                    0*
  Owned by Each         -------------------------------------------------------
 Reporting Person            (9)  Sole Dispositive Power                 0
       With             -------------------------------------------------------
                            (10)  Shared Dispositive Power               0*
-------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

         0*
-------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

         [X]
-------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

         0*
-------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

         HC, OO
-------------------------------------------------------------------------------
* Does not include any of the shares of the Issuer pledged to Imagine Investments, Inc. (currently, 2,617,243 shares, or 54.9% of the outstanding common stock of the Issuer) or any shares of the Issuer owned by Wilson Financial Corporation (currently believed to be 2,543,553 shares, or 53.4% of the outstanding common stock of the Issuer). Imagine Investments, Inc. is the pledgee of 59.8% of the common stock and all of the preferred stock of Wilson Financial Corporation. See Item 3.

CUSIP No. 769 135 104
-------------------------------------------------------------------------------
     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         James M. Fail
-------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
-------------------------------------------------------------------------------
     3)  SEC Use Only
-------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

         WC
-------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
         [_]
-------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

         United States
-------------------------------------------------------------------------------
     Number of               (7)  Sole Voting Power                      0
      Shares            -------------------------------------------------------
   Beneficially              (8)  Shared Voting Power                    0*
  Owned by Each         -------------------------------------------------------
 Reporting Person            (9)  Sole Dispositive Power                 0
       With             -------------------------------------------------------
                            (10)  Shared Dispositive Power               0*
-------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

         0*
-------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

         [X]
-------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

         0*
-------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

         HC, IN
-------------------------------------------------------------------------------
* Does not include any of the shares of the Issuer pledged to Imagine Investments, Inc. (currently, 2,617,243 shares, or 54.9% of the outstanding common stock of the Issuer) or any shares of the Issuer owned by Wilson Financial Corporation (currently believed to be 2,543,553 shares, or 53.4% of the outstanding common stock of the Issuer). Imagine Investments, Inc. is the pledgee of 59.8% of the common stock and all of the preferred stock of Wilson Financial Corporation. See Item 3.

CUSIP No. 769 135 104
-------------------------------------------------------------------------------
     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Winn Holdings, LLC
         75-2891040
-------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
-------------------------------------------------------------------------------
     3)  SEC Use Only
-------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

         WC
-------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
         [_]
-------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

         Texas
-------------------------------------------------------------------------------
     Number of             (7)  Sole Voting Power                      0
      Shares            -------------------------------------------------------
   Beneficially            (8)  Shared Voting Power                    0*
  Owned by Each         -------------------------------------------------------
 Reporting Person          (9)  Sole Dispositive Power                 0
       With             -------------------------------------------------------
                          (10)  Shared Dispositive Power               0*
-------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

         0*
-------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

         [X]
-------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

         0*
-------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

         HC, OO
-------------------------------------------------------------------------------
* Does not include any of the shares of the Issuer pledged to Imagine Investments, Inc. (currently, 2,617,243 shares, or 54.9% of the outstanding common stock of the Issuer) or any shares of the Issuer owned by Wilson Financial Corporation (currently believed to be 2,543,553 shares, or 53.4% of the outstanding common stock of the Issuer). Imagine Investments, Inc. is the pledgee of 59.8% of the common stock and all of the preferred stock of Wilson Financial Corporation. See Item 3.

CUSIP No. 769 135 104
-------------------------------------------------------------------------------
     1)  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Kathryn Fail Luttrull
-------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
-------------------------------------------------------------------------------
     3)  SEC Use Only
-------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

         WC
-------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
         [_]
-------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

         United States
-------------------------------------------------------------------------------
    Number of               (7)  Sole Voting Power                      0
      Shares            -------------------------------------------------------
   Beneficially             (8)  Shared Voting Power                    0*
  Owned by Each         -------------------------------------------------------
 Reporting Person           (9)  Sole Dispositive Power                 0
       With             -------------------------------------------------------
                           (10)  Shared Dispositive Power               0*
-------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

         0*
-------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

         [X]
-------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

         0*
-------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

         HC, IN
-------------------------------------------------------------------------------
* Does not include any of the shares of the Issuer pledged to Imagine Investments, Inc. (currently, 2,617,243 shares, or 54.9% of the outstanding common stock of the Issuer) or any shares of the Issuer owned by Wilson Financial Corporation (currently believed to be 2,543,553 shares, or 53.4% of the outstanding common stock of the Issuer). Imagine Investments, Inc. is the pledgee of 59.8% of the common stock and all of the preferred stock of Wilson Financial Corporation. See Item 3.

                                 SCHEDULE 13D/A

         This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends that certain Schedule 13D filed on December 12, 1997, with the Securities and Exchange Commission, as amended by that certain Amendment No. 1 to Schedule 13D filed on October 15, 1998, that certain Amendment No. 2 to Schedule 13D filed on March 5, 1999, and that certain Amendment No. 3 to Schedule 13D filed on January 20, 2000 (as so amended, the "Schedule 13D"), with respect to the common stock, par value $0.10 per share, of Riverside Group, Inc., a Florida corporation (the "Issuer"). The Schedule 13D is hereby incorporated by reference for all purposes. Capitalized terms used but not defined herein shall have the meanings subscribed to them on Schedule 13D.

Item 2.  Identity and Background.

         Item 2 is hereby amended and restated in its entirely to read as follows:

                  (a) This statement is filed by (i) Imagine Investments, Inc., a Delaware corporation ("Imagine Investments"), (ii) Stone Investments, Inc., a Delaware corporation ("Stone Investments"), (iii) Stone Capital, Inc., a Delaware corporation ("Stone Capital"), (iv) Stone Holdings, Inc., a Delaware corporation ("Stone Holdings"), (v) P.S.F. Holdings Limited Partnership, a Texas limited partnership ("P.S.F."),
         (vi) the Marital Trust established pursuant to the provisions of
         Section 3 of Article 3 of the agreement establishing the James M. Fail Living Trust (the "Marital Trust"), (vii) James M. Fail Living Trust (the "Living Trust"), (viii) James M. Fail, (ix) Winn Holdings, LLC, a Texas limited liability company ("Winn Holdings"), and (x) Kathryn Fail Luttrull (collectively, the "Reporting Persons").

                  Imagine Investments is a wholly-owned subsidiary of Stone Investments. Stone Investments is a wholly-owned subsidiary of Stone Capital. Stone Capital is a wholly-owned subsidiary of Stone Holdings. Each of the Marital Trust, Living Trust, and P.S.F. owns approximately 40%, 30%, and 30%, respectively, of the common stock of Stone Holdings. Additionally, the Marital Trust and the Living Trust own, in the aggregate, approximately 22.6% of the preferred stock of Stone Holdings. Mr. Fail is a trustee of each of the Marital Trust and the Living Trust and has sole voting and dispositive power with respect to each of such trusts. Winn Holdings has a 1% general partnership interest in and is the general partner of P.S.F. Kathryn Fail Luttrull is the sole member and manager of Winn Holdings.

                  (b) The business address of each of the Reporting Persons is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206.

                  (c) The principal business of Imagine Investments, Stone Investments, Stone Capital, Stone Holdings, P.S.F., and Winn Holdings is investments, including investing in securities of other entities. The principal business of each of the Marital Trust and Living Trust is to implement and effectuate the investment activities of Mr. Fail and his family, including investing in securities of other entities. The present principal occupation of James M. Fail is Chairman of the Board and Chief Executive Officer of Stone Holdings and serving in other principal positions in certain other of the Reporting Persons as more fully described on Schedule I attached hereto and incorporated herein by reference. The present principal occupation of Kathryn Fail Luttrull is manager and sole member of Winn Holdings and serving in other principal positions in certain other of the Reporting Persons as more fully described on Schedule I attached hereto and incorporated herein by reference.

                  (d) During the last five years, none of the Reporting Persons or the Covered Persons (as hereinafter defined) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, none of the Reporting Persons or the Covered

         Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The place of organization for each of Imagine Investments, Stone Investments, Stone Capital, and Stone Holdings is Delaware. The place of organization of each of P.S.F. and Winn Holdings is Texas. The place of organization of each of the Marital Trust and the Living Trust is Alaska. The place of citizenship of James M. Fail and Kathryn Fail Luttrull is the United States of America. Unless otherwise indicated on
         Schedule I annexed hereto and incorporated herein by reference, the place of citizenship of each of the Covered Persons is the United States of America.

                  For additional information required by Instruction C to
         Schedule 13D with respect to the general partners, controlling persons, executive officers, and directors of the foregoing Reporting Persons, to the extent applicable (collectively, "Covered Persons"), please see
         Schedule I annexed hereto and incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and restated in its entirety to read as follows:

                  Imagine Investments funded each of the loans and purchases described below in Item 6 with working capital.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended and restated in its entirety to read as follows:

                  The purpose of each of the transactions described in Item 6 was solely for investment purposes. Unless and until an event of default has occurred under the 1999 Loan (as defined in Item 6 below) or Imagine Investments acquires any of the shares that are pledged to it, Imagine Investments has no right to vote or dispose or direct the vote or disposition of any of such pledged shares (except to the limited extent described in Item 5(b) below). However, if and when and event of default occurs under the 1999 Loan or Imagine Investments does acquire any of such shares, each of the Reporting Persons reserves the right to attempt to influence the management and policies of the Issuer and/or control the Issuer. Imagine Investments also reserves the right to foreclose on the pledged shares pursuant to the terms of its pledge agreement in any manner permitted by applicable laws and the pledge agreement. Each of the Reporting Persons also reserves the right to acquire such pledged shares itself through the foreclosure process or otherwise and to sell, either in the open market or in one or more privately negotiated transactions, any or all of any pledged shares that it may so acquire.

                  Furthermore, each of the Reporting Persons may consider the possibility of a future acquisition of control of the business of the Issuer by other means, including a tender offer, merger or other business combination, open market purchases, private transactions, or otherwise. None of the Reporting Persons has made any definitive plans to attempt to acquire control of the Issuer, nor has any of the Reporting Persons entered into any contracts, arrangements, or understandings with the Issuer or its affiliates for this purpose.

                  However, in light of the current financial situation of the Issuer, Imagine Investments has suggested to the Issuer the possibility of improving the Issuer's financial condition by exchanging some or all of the debt owed to Imagine Investments by the Issuer for shares of common stock of the Issuer. The current suggestion involves terms pursuant to which Imagine Investments would acquire a majority of the outstanding common stock of the Issuer and, as a result, be entitled to elect all of the directors of the Issuer and control the Issuer. However, there is no assurance that such suggestion will lead to an agreement and, even if an agreement is reached, there is no assurance that the agreement would be consummated.

                  In addition, Imagine has been requested by the Issuer to make an additional loan to the Issuer. Imagine is considering the possibility of making one or more additional loans to the Issuer. No specific terms have been negotiated and, if any such loan is made, it could be secured by assets of the Issuer or contain other terms customary in commercial loans. However, there is no assurance that any loan will be made or, if made, there is no assurance as to the precise terms of the loan.

                  Other than as indicated above, none of the Reporting Persons has any current plans or proposals with respect to any of the following: (a) the acquisition or disposition of securities of the Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving either the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including plans or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter or bylaws that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of the foregoing. However, the Reporting Persons reserve the right to take any and all such actions in the future.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety to read as follows:

                  (a)      As a result of the transactions described below in
                           Item 6, as of the date of this Amendment No. 4, Imagine Investments actually owns no shares of common stock of the Issuer of record but is the pledgee of 2,617,243 shares of common stock of the Issuer (approximately 54.9% of the outstanding common stock of the Issuer as of March 26, 2002). In addition, Imagine Investments is the pledgee of 59.8% of the common stock and all of the preferred stock of Wilson Financial Corporation, a Florida corporation ("Wilson Financial"), which Imagine Investments believes is the record owner of 2,543,553 shares of common stock of the Issuer (53.4% of the outstanding common stock of the Issuer), which shares are included in the shares of common stock of the Issuer that are pledged to it. Accordingly, each of the Reporting Persons is currently the beneficial owner of no shares of the Issuer. However, each of them may in the future be deemed to acquire beneficial ownership of the 2,617,243 shares of the Issuer that are pledged to Imagine Investments and may also be deemed to acquire beneficial ownership of the 2,543,553 shares of the Issuer that are owned by Wilson Financial as a result of the pledge of stock of Wilson Financial to Imagine Investments. Under certain circumstances, the Reporting Persons may be deemed to be the beneficial owner of such shares of the Issuer even before they take actual title to any of the pledged shares. To the extent the existence of pledge may be deemed to constitute beneficial ownership of the pledged shares, each of the Reporting Persons disclaims beneficial ownership of any of the pledged shares.

                  (b) The persons who pledged the shares of Issuer as security for the 1999 Loan have agreed not to permit the Issuer to take certain actions without the consent of Imagine Investments. Those actions include stock issuances, mergers, sell all or substantially all its assets, amendments of the Issuer's Articles of Incorporation or Bylaws that are adverse to Imagine Investment's rights with respect to the pledged shares, liquidation, and recapitalizations. See paragraph 4 of the Stock Pledge Agreement that is attached as Exhibit 7.12 to this Schedule 13D.

                           If and when an event of default occurs under the 1999 Loan or Imagine Investments directly acquires any of the shares of common stock of the Issuer that are pledged to it, the Reporting Persons will have the power to vote and dispose of those shares, which power may be deemed to be shared by the Reporting Persons. If and when an event of default occurs under the 1999 Loan or Imagine Investments acquires the pledged shares of Wilson Financial, the Reporting Persons will share with Wilson Financial the power to vote and dispose of the shares of the Issuer's common stock owned by Wilson Financial.

                  (c) See paragraphs (e) and (h) of Item 6 for a description of the extension of the maturity date of certain loans owed by Wilson Financial to Imagine Investments.

                  (d)      Not applicable.

                  (e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding common stock of the Issuer on December 31, 2001, when the option Imagine Investments held expired. See paragraph (f) of Item 6 below.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

         Item 6 is hereby amended and restated in its entirety to read as follows:

                  In order to provide a better understanding of the beneficial ownership of common stock of the Issuer by the Reporting Persons, the following chronology is provided:

                  (a) Pursuant to a letter agreement dated November 28, 1997 (the "1997 Letter Agreement"), a copy of which was previously filed as an Exhibit to this Schedule 13D, Imagine Investments loaned to Wilson Financial, $440,000 (the "1997 Loan"). The 1997 Loan was secured by, among other things, a first lien on 130,542 shares of common stock of the Issuer (2.5% of the outstanding at that time) (the "1997 Pledged Shares") and was guaranteed by Steven Wilson, an individual ("Mr. Wilson"). Wilson Financial also agreed (A) following any default under a then-existing loan made by BankBoston, N.A. (formerly known as First National Bank of Boston) ("BankBoston") to Wilson Financial or following any default under the 1997 Loan, to use its best efforts to obtain a second lien on any other shares of common stock of Issuer owned by Wilson Financial that were pledged to BankBoston or any other lender (which was never done), (B) under certain circumstances, to grant a lien in any shares of common stock of Issuer owned by Wilson Financial as to which BankBoston released its lien (which was never done), and (C) under certain circumstances, not to grant any liens on the common stock of Issuer owned by Wilson Financial other than to BankBoston or Imagine Investments. This loan matured on October 31, 1998, and was repaid with the proceeds of the $6 Million Loan.

                  (b) Pursuant to the 1997 Letter Agreement, on November 28, 1997, Imagine Investments purchased 520,000 shares of common stock of Issuer (9.8% of the outstanding at that time) from Wilson Financial for $1,560,000

                           ($3.00 per share). Of this amount, $1,195,285.93 was directed to Robert T. Shaw as payment in full of certain obligations of Wilson Financial to Mr. Shaw and the balance was paid in cash to Wilson Financial. Imagine Investments was granted certain tag-along rights with respect to the these shares. It was also granted certain piggyback rights with respect to these shares and also on the 1997 Pledged Shares to the extent Imagine Investments acquired them upon foreclosure.

                  (c) Pursuant to a Stock Purchase Agreement dated November 5, 1998, between the Issuer and Imagine Investments, a copy of which was previously filed as an Exhibit to this Schedule 13D, the Issuer elected Robert T. Shaw (a director and the President of Imagine Investments) and Harry Carneal (a director and Executive Vice President of Imagine Investments) to its Board of Directors on October 5, 1998. Mr. Shaw resigned on August 10, 1999, and Mr. Carneal resigned on September 7, 1999, and neither is currently a director of the Issuer.

                  (d) Pursuant to a Promissory Note dated November 24, 1998, Imagine Investments loaned Wilson Financial $444,388 (the "1998 Loan"). The 1998 Loan was secured by the pledge of 160,000 shares of common stock of the Issuer (3.0% of the outstanding at that time) and was guaranteed by Mr. Wilson. This loan matured on December 24, 1998, and was repaid with the proceeds of the $6 Million Loan.

                  (e) Pursuant to a Loan Agreement dated February 24, 1999, Imagine Investments loaned Wilson Financial $6,000,000 (the "$6 Million Loan"). A portion of the proceeds of the $6 Million Loan were used to pay in full the 1997 Loan and the 1998 Loan and, on November 30, 1999, the loan from the BankBoston. The $6 Million Loan is guaranteed by Mr. Wilson and, pursuant to a Stock Pledge Agreement (the "1999 Pledge Agreement"), is secured by a pledge of 2,543,553 shares (which number of shares includes the shares of stock previously pledged as security for the 1997 Loan, the 1998 Loan, and the loan from BankBoston) of common stock of the Issuer owned by Wilson Financial and 73,690 shares of common stock of the Issuer owned by Mr. Wilson (collectively, the "1999 Pledged Shares"). The 1999 Pledged Shares represent approximately 54.9% of the issued and outstanding shares of common stock of the Issuer as of May 8, 2002. Mr. Wilson's guaranty of the $6 Million Loan is also secured by the shares of common stock of Wilson Financial owned of record by Mr. Wilson, which shares represent approximately 59.8% of the issued and outstanding common stock of Wilson Financial, and the shares of preferred stock of Wilson Financial owned of record by Mr. Wilson, which preferred shares represent 100% of the issued and outstanding preferred stock of Wilson Financial. Pursuant to the 1999 Pledge Agreement, Wilson Financial and Mr. Wilson agreed not to permit the Issuer to take certain actions without the consent of Imagine Investments. Those actions include stock issuances, mergers, sell all or substantially all its assets, amendments of the Issuer's Articles of Incorporation or Bylaws that are adverse to Imagine Investment's rights with respect to the pledged shares, liquidation, and recapitalizations. See paragraph 4 of the Stock Pledge Agreement that is attached as Exhibit 7.12 to this Schedule 13D. Also pursuant to the 1999 Pledge Agreement, upon the occurrence of an Event of Default, as defined in the 1999 Pledge Agreement, among other things, all rights of Wilson Financial to exercise any voting rights and privileges shall cease and shall become immediately vested in Imagine Investments. Pursuant to the 1999 Pledge Agreement, Imagine Investments also has the right to receive and the power to direct the receipt of dividends from, and the proceeds of all redemptions and liquidations that are made, paid, or declared with respect to the 1999 Pledged Shares. The $6 Million Loan and the In-Kind Note (hereinafter defined) (collectively, the "1999 Loan") are cross-defaulted and cross-collateralized. As noted in Item 6(i) below, the 1999 Loan matured on December 31, 2001, but the maturity date has been extended to September 30, 2002.

                  (f) Pursuant to a Stock Option Agreement dated February 24, 1999, a copy of which was previously filed as an Exhibit to this Schedule 13D, Wilson Financial and Mr. Wilson jointly and severally granted to Imagine Investments an option to purchase 785,173 shares of common stock of the Issuer (approximately 14.9% of the outstanding common stock of the Issuer at that time) for $1.75 per share (which was more than the per-share price at which the common stock of the Issuer was trading on the date such option was granted). Mr. Wilson and Wilson Financial retained the direct power to vote and direct the disposition of the Option Shares. The option was scheduled to expire on December 31, 2001, unless Imagine Investments unilaterally chose to extend the term of the option to December 31, 2004. However, if Imagine Investments chose to extend the term of the option, it had to extend the maturity date of the Term Loan to the date through which it extended the expiration date of the option. Imagine Investments did not elect to extend the term of the option so it expired on December 31, 2001.

                  (g) On October 15, 1999, Cybermax, Inc., a wholly-owned subsidiary of the Issuer ("Cybermax"), purchased 520,000 shares of common stock of the Issuer owned by Imagine Investments in exchange for 630,933 shares of common stock of Buildscape, Inc., a Florida corporation.

                  (h) On February 28, 2000, when Wilson Financial was unable to pay the interest due on such date on the $6 Million Loan, Imagine Investments accepted from Wilson Financial, in lieu of such payment, a promissory note in the amount of such interest, $375,548.93 (the "In-Kind Note"). The In-Kind Note is secured by the same assets that secured the $6 Million Loan and is guaranteed by Mr. Wilson. The $6 Million Loan and the In-Kind Note are cross-defaulted and cross-collateralized. As described in Item 6(j) below, the In-Kind Note matured on February 28, 2001, but its maturity date has been extended to September 30, 2002.

                  (i) As documented by an Amendment to Loan Agreement and Notes dated as of June 25, 2002, executed by Imagine Investments and Wilson Financial and ratified by Mr. Wilson, the maturity of the $6 Million Loan, which was scheduled to mature by its terms on December 31, 2001, was extended to September 30, 2002.

                  (j) As documented by an Amendment to Loan Agreement and Notes dated as of June 25, 2002, executed by Imagine Investments and Wilson Financial and ratified by Mr. Wilson, the maturity of the In-Kind Note, which was scheduled to mature by its terms on February 28, 2001, was extended to September 30, 2002.

Item 7.  Material to be Filed as Exhibits:

         Item 7 is amended to read in its entirety as follows:

         7.1 Letter Agreement dated November 28, 1997, executed by Imagine Investments, as lender, Wilson Financial, as borrower, and Mr. Wilson, as guarantor, relating to (i) the 1997 Loan and (ii) the purchase by Imagine Investments from Wilson Financial of 520,000 shares of common stock of the Issuer (incorporated by reference to Exhibit A of the Schedule 13D, filed with the Securities and Exchange Commission on December 12, 1997 (File No. 005-32168)).

         7.2 Term Promissory Note dated November 28, 1997, executed by Wilson Financial and payable to Imagine Investments in the principal amount of $440,000 (incorporated by reference to Exhibit B of the Schedule 13D, filed with the Securities and Exchange Commission on December 12, 1997 (File No. 005-32168)).

         7.3 Unconditional Guaranty Agreement dated November 28, 1997, by Mr. Wilson in favor of Imagine Investments, relating to the 1997 Loan (incorporated by reference to Exhibit C of the Schedule 13D, filed with the Securities and Exchange Commission on December 12, 1997 (File No. 005-32168)).

         7.4 Stock Pledge Agreement dated as of November 28, 1997, executed by Wilson Financial and Imagine Investments, and consented to by Mr. Wilson, relating to the capital stock of the Issuer pledged by Wilson Financial to Imagine Investments to secure the 1997 Loan (incorporated by reference to Exhibit D of the Schedule 13D, filed with the Securities and Exchange Commission on December 12, 1997 (File No. 005-32168)).

         7.5 Stock Purchase Agreement dated as of October 5, 1998, executed by the Issuer and Imagine Investments, pursuant to which, among other things, the Issuer agreed to cause Imagine Investments' designees to be elected to the Issuer's board of directors (incorporated by reference to Exhibit E of Amendment No. 1 to the Schedule 13D, filed with the Securities and Exchange Commission on October 15, 1998 (File No. 005-32168)).

         7.6 Promissory Note dated November 24, 1998, executed by Wilson Financial and payable to Imagine Investments in the principal amount of $444,388.*

         7.7 Unconditional Guaranty Agreement dated November 24, 1998, executed by Mr. Wilson in favor of Imagine Investments, relating to the 1998 Loan.*

         7.8 Stock Pledge Agreement dated as of November 24, 1998, executed by Wilson Financial and Imagine Investments, and consented to by Mr. Wilson, relating to the capital stock of the Issuer pledged by Wilson Financial to Imagine Investments to secure the 1998 Loan.*

         7.9 Stock Option Agreement dated as of February 24, 1999, executed by Wilson Financial and Mr. Wilson in favor of Imagine Investments, pursuant to which Imagine Investments has the option to purchase 785,173 shares of the Issuer (incorporated by reference to Exhibit F of Amendment No. 2 to the Schedule 13D, filed with the Securities and Exchange Commission on March 5, 1999 (File No. 005-32168)).

         7.10 Loan Agreement dated as of February 24, 1999, executed by Imagine Investments, as lender, Wilson Financial, as borrower, and Mr. Wilson, as guarantor, relating to the $6 Million Loan.*

         7.11 Term Promissory Note dated February 24, 1999, executed by Wilson Financial and payable to Imagine Investments in the principal amount of $6,000,000.*

         7.12 Stock Pledge Agreement dated as of February 24, 1999, executed by Wilson Financial, Mr. Wilson, and Imagine Investments, relating to the capital stock of the Issuer pledged by Wilson Financial to Imagine Investments to secure the $6 Million Loan and the In-Kind Note.*

         7.13 Unconditional Guaranty Agreement dated February 24, 1999, executed by Mr. Wilson in favor of Imagine Investments, relating to the $6 Million Loan and the In-Kind Note.*

         7.14 Stock Pledge Agreement dated as of February 24, 1999, executed by Mr. Wilson, Wilson Financial, and Imagine Investments, relating to the capital stock of Wilson Financial pledged by Mr. Wilson to Imagine Investments to secure the $6 Million Loan and the In-Kind Note.*

         7.15 In-Kind Note dated February 28, 2000, executed by Wilson Financial and payable to Imagine Investments in the principal amount of $375,548.93, representing the first year's interest on the $6 Million Loan.*

         7.16 Unconditional Guaranty Agreement, executed by Mr. Wilson in favor of Imagine Investments, relating to the In-Kind Note.*

         7.17 Letter Agreement dated February 24, 1999, executed by Imagine Investments, Wilson Financial, and BankBoston, setting forth the terms and conditions by which the collateral, including the shares of the Issuer's common stock, securing a loan by BankBoston to Wilson Financial would be released from BankBoston's first priority security interest.*

         7.18 Agreement dated October 15, 1999, executed by Imagine Investments, the Issuer, Cybermax, Inc., Cybermax Tech, Inc., and Buildscape, Inc. relating to the sale of shares of the Issuer held by Imagine Investments to Cybermax, Inc.*

         7.19 Amendment to Loan Agreement and Notes dated as of June 25, 2002, executed by Imagine Investments and Wilson Financial, and ratified by Mr. Wilson, which amendment, among other things, extends the maturity date of the $6 Million Loan and the In-Kind Note to September 30, 2002.*

--------
*    Filed herewith.


                            [Signature page follows.]

                                    SIGNATURE

         After reasonable inquiry, and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         IMAGINE INVESTMENTS, INC.,
                                         a Delaware corporation

                                         By: /s/ Gary M. Goltz
                                            ------------------------------------
                                         Name:   Gary M. Goltz
                                              ----------------------------------
                                         Title:  Vice President
                                               ---------------------------------
                                         Date:   August 26, 2002
                                              ----------------------------------


                                         STONE INVESTMENTS, INC.,
                                         a Delaware corporation

                                         By: /s/ Gary M. Goltz
                                            ------------------------------------
                                         Name:   Gary M. Goltz
                                              ----------------------------------
                                         Title:  Vice President
                                               ---------------------------------
                                         Date:   August 26, 2002
                                              ----------------------------------


                                         STONE CAPITAL, INC.,
                                         a Delaware corporation

                                         By: /s/ Gary M. Goltz
                                            ------------------------------------
                                         Name:   Gary M. Goltz
                                              ----------------------------------
                                         Title:  Vice President
                                               ---------------------------------
                                         Date:   August 26, 2002
                                              ----------------------------------


                                         STONE HOLDINGS, INC.,
                                         a Delaware corporation

                                         By: /s/ Gary M. Goltz
                                            ------------------------------------
                                         Name:   Gary M. Goltz
                                              ----------------------------------
                                         Title:  Executive Vice President
                                               ---------------------------------
                                         Date:   August 26, 2002
                                              ----------------------------------


                                         P.S.F. HOLDINGS LIMITED PARTNERSHIP,
                                         a Texas limited partnership

                                         By:  Winn Holdings, LLC,
                                              a Texas limited liability company,
                                              its general partner

                                         By: /s/ Kathryn Fail Luttrull
                                            ------------------------------------
                                                 Kathryn Fail Luttrull
                                                 Sole member

                                         Date:   August 26, 2002
                                              ----------------------------------

                                         THE MARITAL TRUST

                                         By: /s/ James M. Fail
                                            -----------------------------------
                                                  James M. Fail
                                                  Trustee

                                         Date:  August 26, 2002
                                              ---------------------------------


                                         THE JAMES M. FAIL LIVING TRUST

                                         By: /s/ James M. Fail
                                            -----------------------------------
                                                  James M. Fail
                                                  Trustee

                                         Date:  August 26, 2002
                                              ---------------------------------


                                            /s/ James M. Fail
                                         --------------------------------------
                                         James M. Fail

                                         Date:  August 26, 2002
                                              ---------------------------------


                                         WINN HOLDINGS, LLC,
                                         a Texas limited liability company

                                         By: /s/ Kathryn Fail Luttrull
                                            -----------------------------------
                                                  Kathryn Fail Luttrull
                                                  Sole member

                                         Date:  August 26, 2002
                                              ---------------------------------



                                          /s/ Kathryn Fail Luttrull
                                         --------------------------------------
                                         Kathryn Fail Luttrull

                                         Date:  August 26, 2002
                                              ---------------------------------

                                   SCHEDULE I

IMAGINE INVESTMENTS, INC.

         The following is a list of all executive officers and directors of Imagine Investments, Inc., the present principal occupation of each of which (unless otherwise indicated) is serving in the capacities hereinafter set forth and in other capacities set forth on this Schedule 1, as applicable. Unless otherwise indicated, each officer's and director's business address is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Unless otherwise indicated, the name, principal business and address of any corporation or other organization in which such present principal occupation or employment of the following persons is conducted is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206.

         Robert T. Shaw             President and Director
         Harry T. Carneal           Executive Vice President and Director
         R. Brad Oates              Director
         Gary M. Goltz              Vice President and Secretary
         Charles Greiner (1)        Vice President
         Patricia W. Gliessner      Vice President and Assistant Secretary
         Jay Bryan                  Treasurer
         Gordon Lewaren             Assistant Treasurer
         Diane Richardson           Assistant Secretary

STONE INVESTMENTS, INC.

         The following is a list of all executive officers and directors of Stone Investments, Inc., the present principal occupation of each of which (unless otherwise indicated) is serving in the capacities hereinafter set forth and in other capacities set forth on this Schedule 1, as applicable. Unless otherwise indicated, each officer's and director's business address is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Unless otherwise indicated, the name, principal business and address of any corporation or other organization in which such present principal occupation or employment of the following persons is conducted is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206.

         James M. Fail              Chairman of the Board, Chief Executive
                                         Officer and Director
         Harry T. Carneal           President, Treasurer and Director
         R. Brad Oates              Director
         Jay Bryan                  Vice President
         Ross Mandel                Vice President
         Gary M. Goltz              Vice President, General Counsel and
                                         Secretary
         Gordon Lewaren             Assistant Treasurer
         Mark S. Powell             Assistant Secretary
         Kathryn Fail Luttrull      Assistant Secretary
         Diane Richardson           Assistant Secretary

STONE CAPITAL, INC.

         The following is a list of all executive officers and directors of Stone Capital, the present principal occupation of each of which (unless otherwise indicated) is serving in the capacities hereinafter set forth and in other capacities set forth on this Schedule 1, as applicable. Unless otherwise indicated, each officer's and director's business address is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Unless otherwise indicated, the name, principal business and address of any corporation or other organization in which such present principal occupation or employment of the following persons is conducted is c/o Stone Investments, Inc., an investment company, 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206.

         James M. Fail              Chairman of the Board, Director, and
                                         Chief Executive Officer
         Harry T. Carneal           President, Treasurer, Secretary and Director
         Gary M. Goltz              Vice President, General Counsel and
                                         Assistant Secretary
         Victoria L. Garrett (2)    Assistant Vice President, Assistant
                                         Secretary and Assistant Treasurer
         Gordon Lewaren             Assistant Treasurer
         Kathryn Fail Luttrull      Director
         Diane Richardson           Assistant Secretary

STONE HOLDINGS, INC.

         The following is a list of all executive officers and directors of Stone Holdings, the present principal occupation of each of which (unless otherwise indicated) is serving in the capacities hereinafter set forth and in other capacities set forth on this Schedule 1, as applicable. Unless otherwise indicated, each officer's and director's business address is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Unless otherwise indicated, the name, principal business and address of any corporation or other organization in which such present principal occupation or employment of the following persons is conducted is c/o Stone Investments, Inc., an investment company, 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206.

         James M. Fail              Chairman of the Board, Chief Executive
                                         Officer and Director
         Harry T. Carneal           President, Treasurer, Secretary and
                                         Director
         Jay Bryan                  Vice President
         Gary M. Goltz              Executive Vice President, General
                                         Counsel and Assistant Secretary
         Kathryn Fail Luttrull      Vice President, Director
         Gordon Lewaren             Assistant Treasurer
         Mark S. Powell             Assistant Secretary
         Tom Dwyer                  Vice President of Strategy and
                                         Special Counsel
         Diane Richardson           Assistant Secretary

P.S.F. HOLDINGS LIMITED PARTNERSHIP

         The General Partner of P.S.F. Holdings Limited Partnership is Winn Holdings, LLC, a Texas limited liability company. For information pertaining to Winn Holdings, LLC, please see the cover pages and Items 2-6 contained in this
Schedule 13D of which this Schedule 1 is a part.

THE MARITAL TRUST

         James M. Fail is a trustee of the Marital Trust. For information pertaining to Mr. Fail, please see the cover pages and Items 2-6 contained in this Schedule 13D of which this Schedule 1 is a part.

THE JAMES M. FAIL LIVING TRUST

         James M. Fail is a trustee of the James M. Fail Living Trust. For information pertaining to Mr. Fail, please see the cover pages and Items 2-6 contained in this Schedule 13D of which this Schedule 1 is a part.

WINN HOLDINGS, LLC

         Kathryn Fail Luttrull is the sole member and manager of Winn Holdings, LLC. For information pertaining to Ms. Luttrull, please see the cover pages and Items 2-6 contained in this Schedule 13D of which this Schedule 1 is a part.

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         (1) Mr. Greiner's present principal employer is Azair, Inc., the address of which is 4540 Glenn Curtiss Drive, Dallas, Texas 75248.

         (2) Ms. Garrett's present principal employer is Delaware Trust Capital Management Company, the address of which is 300 Delaware Avenue, 9th Floor, Wilmington, DE 19801.